

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2019

Keith Wong
Chief Executive Officer
Live Inc.
315 Montgomery Street
9th Floor
San Francisco, CA 94104

> **Re: Live Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2019**
> **File No. 333-230070**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement of Form S-1

General

1. It appears that your filing does not comply with the requirements of the Securities Act of 1933, the rules and regulations under the Act and the requirements of the form. Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Daniel H Luciano